UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   January, 2010

Commission File Number 33-149325

Ore-More Resources Inc.
(Translation of registrant’s name into English)

1530-9th Ave S.E.,
Calgary, Alberta T2G 0T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F   X        Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes                  No     X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Entry into Material Definitive Agreements and Acquisition of Assets

On January 20, 2010, Ore-More Resources Inc. (the “Company”) finalized stock purchase agreements effective January 18, 2010 by and  between the Company and  Zentrum Energie Trust AG, CAT Brokerage AG, LB (Swiss) Private Bank for it’s client , Mauschen Finanz Inc. and Rahn and Bodmer (collectively the “Vendors”) effective January 18, 2010, whereby the Company agreed to purchase from the Vendors shares and warrants of the common stock of Cougar Energy, Inc. held by the Vendors.  The Vendors will tender a total of  884,616 common shares of Cougar Energy, Inc. and 884,616 warrants granting the right to the holder, which shall be the Company pursuant to the transfer,  to purchase an additional 884,616 common shares of Cougar Energy, Inc. on or before December 4, 2011.   As consideration or the common shares and warrants of Cougar Energy, Inc. tendered by the Vendors, the Company shall issue a total of 1,326,925 shares of the common stock of the Company to the Vendors and an equal number of warrants, entitling the holders to exercise a total of 1,326,925 warrants. The warrants have the following exercise prices and expiry dates:

 - 415,385 warrants to purchase common shares exercisable at $1.30 per common share  and expiring on March 4, 2011.
 - 450,000 warrants to purchase common shares exercisable at $1.30 per common share and expiring on October 31, 2011.
 - 461,540 warrants to purchase common shares exercisable at $2.60 per common share and expiring on December 4, 2011.

The shares and warrants will be exchanged during the week ending January 30, 2010.

Exhibit Number	Description
4.1	Form of stock purchase agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORE-MORE RESOURCES INC.

Date: January 22, 2010	By:	/s/Lee Lischka
Name: Lee Lischka
Title: President & CEO